M409-01

November 28, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir:

RECENT COMPANY FILING WITH THE U.S. SEC

For your reference, attached you will find a filing that MedAire, Inc. (MDE) issued today with the U.S. SEC.

Yours sincerely,

James A. Williams

Chief Executive Officer

E X P E R T C A R E, E V E R Y W H E R E.TM

P + 1 4 80- 3 3 3 — 3 7 0 0 | F + 1 4 8 0 — 3 3 3 — 3 5 9 2 | medaire .com | info @medaire         .com

For Immediate Release

PRESS RELEASE

80 East Rio Salado Pkwy, Suite 610 Tempe, AZ 85281 USA PH: +1 480.333.3700 www.MedAire.com	MEDAIRE ANNOUCES NEW MANAGEMENT

ASX: MDE

Douglas Bach Promoted to Vice President, Sales & Marketing

TEMPE, Ariz. — NOV. 28 — MedAire (ASX Code: MDE), a fully integrated remote medical and safety solutions company, announces the promotion of one of its management members. Headquartered in Tempe, Ariz., MedAire introduced Doug Bach as vice president, Sales and Marketing.

Bach previously served as MedAire’s director of Product Management, providing market strategies for the company’s full line of products and services.

Prior to joining MedAire, Bach was Honeywell’s process solutions division leader, Business Integration. In that role, he was responsible for integrating the $25 million, 130-employee company, XCEED Corp., into Honeywell’s Process Solutions Division. He spent 13 years with Honeywell in various positions, including regional sales manager, marketing manager, senior product marketing manager and senior engineer.

As a regional sales manager at Honeywell, Bach developed innovative approaches to exceed company objectives, including consistently surpassing company sales targets. He also provided extensive expertise in product management, engineering, sales, marketing, logistics, research and international business.

During a three-year absence from Honeywell, Bach helped launch and operate a staffing firm, Lakeshore Group Inc., a company ranked by Inc. Magazine as one of the fastest growing private companies in America for two consecutive years.

“This strategic repositioning takes advantage of Doug’s extensive understanding of the aviation industry, as well as his sales and marketing experience,” said Jim Williams, MedAire CEO.

Bach, who earned a Master of Business Administration degree from Arizona State University, served for six years in the U.S. Air Force in the field of avionics and reconnaissance, holds a Federal Aviation Administration pilot’s license and earned a Bachelor of Science degree in professional aeronautics from Embry-Riddle Aeronautical University. He also was recruited and chosen to participate in McDonnell Douglas Aircraft Co.’s one-year management development program, where he served as a product support engineer in the Avionics and Systems Engineering department.

About MedAire, Inc.
Since 1985, MedAire has provided a life-saving solution of remote medical expertise, education, and equipment for travelers in the aviation and maritime industries. The company prepares its clients with knowledge, confidence, and the right resources and advice to handle remote medical situations. Using 20 years of medical incident data, MedAire continuously develops up-to-date and internationally-compliant products and services to meet the unique needs of the remote traveler. MedAire’s life-saving solution includes 24/7 direct telephonic access to board-certified physicians, medical education, medical kits and defibrillators. Based in Phoenix, MedAire is listed under MDE on the Australian Stock Exchange and can be found online at www.MedAire.com.

MedAire Contact:
Jill Drake: +1 480-333-3700 or jdrake@medaire.com.